[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

SEC 11015197 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~31472~~ 37112

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th N.E., Suite 1200
(No. and Street)

Bellevue	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LeeAnna K. Glessing 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/17

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA HUBBARD
COMMISSION EXPIRES
NOTARY
PUBLIC
08-01-11
STATE OF WASHINGTON

Signature

AVP/Treasurer/Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Tel: +1 206 621 1800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2011

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 4,277,886
Cash – restricted	125,804
Investments, at fair value	1,697,112
Accrued interest income	6,898
Concessions receivable:	
Affiliates	91,934
Non-affiliates	671,234
Advisory fees receivable	519,979
Accounts receivable – other	24,214
Prepaid expenses and other assets	309,031
Capitalized software	386,742
Receivable from Parent for income taxes	43,393
Deferred income tax assets, net	4,106
Total assets	$ 8,158,333
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Symetra	$ 83,894
Non-Symetra	589,447
Advisory fees payable	377,172
Accounts payable:	
Affiliates	552,163
Other	227,929
Total liabilities	1,830,605
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Additional paid-in capital	7,640,053
Accumulated deficit	(1,317,325)
Total stockholder's equity	6,327,728
Total liabilities and stockholder's equity	$ 8,158,333

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Operations

Year Ended December 31, 2010

Revenues	
Dealers' concession income:	
Annuity products:	
Symetra	$ 2,534,833
Non-Symetra	6,354,543
Life products:	
Symetra	51,092
Non-Symetra	344,423
Mutual funds:	
Non-Symetra	5,053,257
Fixed insurance products:	
Symetra	25,776
Non-Symetra	42,780
Advisory fees	2,447,562
Interest income	54,486
Change in fair value of investments owned	(12,829)
Other revenues	242,710
Total revenues	17,138,633
Expenses	
Commissions:	
Annuity products:	
Symetra	2,263,127
Non-Symetra	5,591,809
Life products:	
Symetra	40,557
Non-Symetra	276,437
Mutual funds:	
Non-Symetra	4,056,632
Fixed insurance products:	
Symetra	24,888
Non-Symetra	36,838
Advisory fee expense	1,886,945
Personnel expenses	1,776,468
Other administrative expenses	2,292,174
Total expenses	18,245,875
Loss before income tax benefit	(1,107,242)
Income tax benefit	383,513
Net loss	$ (723,729)

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2010	$ 5,000	$ 7,636,300	$ (593,596)	$ 7,047,704
Capital contribution	–	3,753	–	3,753
Net loss	–	–	(723,729)	(723,729)
Balance at December 31, 2010	$ 5,000	$ 7,640,053	$ (1,317,325)	$ 6,327,728

See accompanying notes.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net loss	$ (723,729)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of capitalized software	145,717
Change in fair value of investments owned	12,829
Deferred income tax benefit	(15,279)
Net accretion and amortization on investments owned	19,292
Changes in operating assets and liabilities:	
Cash – restricted	28,178
Accrued interest income	49
Concessions receivable:	
Affiliates	96,478
Non-affiliates	(238,104)
Advisory fees receivable	(102,784)
Accounts receivable – other	(22,925)
Prepaid expenses and other assets	(72,217)
Commissions payable:	
Symetra	(77,298)
Non-Symetra	195,258
Advisory fees payable	82,738
Accounts payable:	
Affiliates	193,685
Other	110,879
Receivable from Parent for income taxes	1,668
Other	13,888
Net cash used in operating activities	(351,677)
Investing activities	
Proceeds from maturity and paydowns of investments owned	637,209
Purchases of investments owned	(794,922)
Capitalized software development costs	(67,917)
Net cash used in investing activities	(225,630)
Net decrease in cash and cash equivalents	(577,307)
Cash and cash equivalents at beginning of year	4,855,193
Cash and cash equivalents at end of year	$4,277,886

See accompanying notes.

1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, an investment advisor registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and non-affiliated companies. The Company also provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life Insurance Company (Symetra Life) and Symetra Securities, Inc. (SSI) are wholly owned subsidiaries of the Parent (collectively, the Affiliates). The issuance and management of securities by Symetra Life could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the amounts and disclosures in the financial statements. The amounts reported reflect management's best estimates, though actual results could differ from those estimates. Management believes the amounts provided are appropriate.

Concessions, Commissions, and Advisory Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as for mutual fund products.

Advisory fee income, which is based on assets under management, is recognized based on the calendar quarter-end asset value.

2. Significant Accounting Policies (continued)

Other Revenues

Other revenues are recognized when the related services are performed.

Interest Income

Interest income is earned from the underlying investments owned and is accounted for on an accrual basis. Discount accretion and premium amortization on investments are amortized over the life of the bond using the effective interest rate and reflected in interest income in the statement of operations.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase.

Cash equivalents are reported at cost, which approximates fair value, and were $4,121,300 as of December 31, 2010. As of December 31, 2010, $2,918,943 was held at a single financial institution.

Investments

Investments owned consist of residential mortgage-backed bonds, which are carried at fair value. Changes in fair value are recognized in the statement of operations. The Company predominantly utilizes third party independent pricing services to assist management in determining the fair value of its investments. The mortgage-backed bonds are considered Level 2 measurements in the fair value hierarchy. This level includes financial instruments that are valued using industry standard valuation methodologies and inputs observable within the marketplace. The bonds mature September 15, 2038, February 20, 2039, and October 15, 2039, respectively, although actual maturity dates could differ from contractual maturity date because debtors may have the right to call or prepay the obligation.

2. Significant Accounting Policies (continued)

Capitalized Software

Capitalized software consists of capitalizable costs incurred related to the development of internal use software. Capitalized software costs are amortized on a straight-line basis over three years after the software is placed in service.

Capitalized software of $532,459 was placed in service during the year ended December 31, 2010. Amortization expense of $145,717 was recognized for the year ended December 31, 2010.

Restricted Cash

Restricted cash is carried at cost, which approximates fair value. As of December 31, 2010, cash of $5,803 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, restricted cash includes $120,001 on deposit with clearing firms.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return. A tax allocation agreement has been entered into by the Company with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group. The provision for federal income taxes is based on amounts determined to be payable or receivable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Income taxes have been provided using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available at the group level. A valuation allowance is established, if necessary, to reduce the deferred tax assets to an amount that is more likely than not realizable.

3. Related-Party Transactions

Expense Allocations and Other

The Company, in the normal course of business, is charged by the Parent, Symetra Life or SSI for its share of operating, administrative, personnel expenses, and income taxes incurred during the year on its behalf. At December 31, 2010, amounts due from the Parent and SSI, and due to Symetra Life were $32,677, $972 and $542,419, respectively.

The following table summarizes items allocated to the Company for the year ended December 31, 2010:

	Allocated From (To)		
	Parent	SSI	Symetra Life
Income tax (benefit)	$ (383,513)	$ –	$ –
Defined contribution plan expense	–	–	63,134
Rent expense	119,781	–	–
Other operating, administrative and personnel expenses	–	(972)	3,886,699
Total	$ (263,732)	$ (972)	$ 3,949,833

The Company also received capital contributions from the Parent for stock-based compensation awards provided to certain members of its management. For the year-ended December 31, 2010 the capital contribution and associated stock based compensation expense, recorded in personnel expenses, was $3,753. The related income tax benefit was $1,314.

4. Income Taxes

The Company is included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2006. The Company is not currently subject to any state income tax examinations.

4. Income Taxes (continued)

Income tax expense for the year ended December 31, 2010 consisted of the following:

Current income tax (benefit)/expense:	
Federal	$ (372,088)
State	3,854
Total current income tax (benefit)	(368,234)
Deferred income tax (benefit):	
Federal	(15,279)
Total deferred income tax (benefit)	(15,279)
Total income tax (benefit)	$ (383,513)

There were no significant differences between the Company's effective rate and the U.S. federal income tax rate of 35%.

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2010 were as follows:

Deferred income tax assets:	
Accrued vacation	$ 14,733
Unrealized losses on investments	3,133
Total deferred income tax assets	17,866
Deferred income tax liabilities:	
Prepaid insurance	(8,395)
Restricted stock grant	(5,251)
Bond accrual	(114)
Total deferred income tax liabilities	(13,760)
Deferred income tax assets, net	$ 4,106

As of December 31, 2010, the Company did not have any unrecognized tax benefits.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2010, the Company had net capital of $4,100,611, which was $3,978,804 in excess of its required net capital of $121,807. The ratio of aggregate indebtedness to net capital was 44.56%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

Supplemental Information

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 6,327,728
Less: Non-allowable assets	(2,078,503)
Add: Other additions and/or allowable credits	35,639
Net capital before haircut	4,284,864
Less: Haircut on investments	(184,253)
Net capital	$ 4,100,611
Aggregate indebtedness	$ 1,827,110
Computation of basic net capital requirement	
Minimum net capital required	$ 121,807
Excess net capital	$ 3,978,804
Ratio of aggregate indebtedness to net capital	44.56%

Note: The differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part IIA FOCUS filing are as follows: net capital is $126,026 lower, excess net capital is $134,427 lower, aggregate indebtedness is $126,026 higher, and the ratio of aggregate indebtedness to net capital is 4.31% higher than the unaudited December 31, 2010, FOCUS report filing.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2010

The Company does not carry customer accounts and is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that rule.

Supplementary Report

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Tel: +1 206 621 1800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Symetra Investment Services, Inc.

In planning and performing our audit of the financial statements of Symetra Investment Services, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2011

Ernst & Young LLP

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Financial Statements and Supplemental Information

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2010